UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-7275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN FOR EMPLOYEES OF CULLEN/FROST BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Contents

Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of the
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
San Antonio, Texas

   We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

San Antonio, Texas
June 21, 2004

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,

	2003	2002

Assets
Participant-directed investments, at fair value	$198,275,849	$156,381,865
Receivables:
Employer contributions	200,143	195,525
Participants' contributions	265,099	250,087

Net assets available for benefits	$198,741,091	$156,827,477

See accompanying notes.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2003	2002

Additions to net assets attributed to:
Investment income:
Interest	$552,590	$610,937
Dividends	2,965,199	2,744,231
Net appreciation in fair value of investments	33,744,495	-

	37,262,284	3,355,168

Contributions:
Employer	6,001,145	5,908,639
Participants	8,590,838	8,033,848

	14,591,983	13,942,487

Total additions	51,854,267	17,297,655

Deductions from net assets attributed to:
Net depreciation in fair value of investments	-	1,008,781
Benefits paid to participants	9,866,034	17,726,082
Administrative fees	74,619	87,834

Total deductions	9,940,653	18,822,697

Net change	41,913,614	(1,525,042)

Net assets available for benefits:
Beginning of year	156,827,477	158,352,519

End of year	$198,741,091	$156,827,477

See accompanying notes.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2003 and 2002

1. Significant Accounting Policies

   Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting.

   Investments. The Plan's investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI) and various mutual funds and common collective trusts. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Investments in common collective trusts are stated at fair value as determined by the issuer. Changes in fair market value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

   Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 20% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. CFBI matches 100% of the participants' contributions up to 6% of the participants' compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after such contributions are allocated to his (her) account.

   Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) CFBI's contributions and (b) plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to restore forfeitures of reemployed participants, pay administrative expenses to the extent not paid by CFBI, or reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Vesting. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 1999, participants are fully vested in all CFBI contributions to their participant accounts. Participants who terminated employment prior to January 1, 1999 are subject to a five-years-of-service requirement for 100% vesting.

   Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

   Payment of Benefits. In the event of death, disability, or retirement, a participant will receive a lump-sum payment equal to the amount of his (her) account in the Plan and all amounts that have been allocated to his (her) plan account. In the event of termination of employment for any other reason, the participant is entitled to the vested portion of his (her) account in the Plan and all vested amounts that have been allocated to his (her) plan account. Terminated participants are required to take a distribution upon reaching normal retirement age (currently 65). Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

   Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

3. Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the amount reported in the Form 5500:

	December 31,

	2003	2002

Net assets available for benefits per the financial statements	$198,741,091	$156,827,477
Amounts allocated to withdrawing participants	(46,537)	(6,689)

Net assets available for benefits per the Form 5500	$198,694,554	$156,820,788

The following is a reconciliation of benefits paid to participants per the financial statements to the amount reported in the Form 5500:

	December 31,

	2003	2002

Benefits paid to participants per the financial statements	$9,866,034	$17,726,082
Amounts allocated to withdrawing participants at the end of the year	46,537	6,689
Amounts allocated to withdrawing participants at the end of the prior year	(6,689)	(34,781)

Benefits paid to participants per the Form 5500	$9,905,882	$17,697,990

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4. Income Tax Status

The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Investments

The following presents individual investments that represent 5% or more of the Plan's net assets:

	December 31,

	2003	2002

Cullen/Frost Bankers, Inc. common stock	$123,420,682	$97,325,896
AIM Liquid Assets Fund (Money Market)	10,561,436	11,944,602
Frost EB Large Cap Core Stock Fund	10,914,479	8,385,282

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2003 and depreciated in value during 2002, as follows:

	December 31,

	2003	2002

Common collective trusts	$7,252,006	$(6,053,335)
Mutual funds	2,490,801	(1,186,642)
Common stock	24,001,688	6,231,196

	$33,744,495	$(1,008,781)

6. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee, Frost National Bank; the Plan administrator/custodian, AMVESCAP National Trust Company's retirement services division; and CFBI and its Affiliates, qualify as party-in-interest transactions.

Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Trustee also makes distributions to participants.

Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

7. Risk and Uncertainties

The Plan provides for various investments in common stock, mutual funds, common collective trusts, and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Supplemental Schedule
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value

Common Stock
*Cullen/Frost Bankers, Inc.	3,040,615 shares	$123,420,682

*Participant Loans	Interest rates ranging from 4.00% - 9.50%; varying maturity dates	10,485,231

Common/Collective Trusts
*Inveco Conservative Asset Allocation Trust 1	12,826 shares	285,257
*Invesco Moderate Asset Allocation Trust	195,921 shares	4,370,988
*Invesco Aggressive Asset Allocation Trust	110,513 shares	2,346,201
*Invesco 500 Index Trust	241,371 shares	6,753,566
*Frost EB Low Duration Fund	59,374 shares	1,227,303
*Frost EB Kempner Deep Value Fund	167,993 shares	2,900,300
*Frost EB Fixed Income Fund	373,230 shares	4,883,167
*Frost EB Large Cap Core Stock Fund	261,534 shares	10,914,479
*Frost EB Small Cap Value Fund	147,612 shares	2,361,555
*Frost EB International Stock Fund	526,974 shares	4,733,686

		40,776,502

Mutual Funds
*Invesco Dynamics Fund	45,866 shares	676,068
*AIM Liquid Assets Fund (Money Market)	10,561,436 shares	10,561,436
American Balanced Fund	163,714 shares	2,830,607
*AIM Basic Value Fund	150,984 shares	4,414,768
*AIM Mid-Cap Core Equity Fund	114,431 shares	3,080,488
American AMCAP Fund	120,479 shares	2,030,067

		23,593,434

		$198,275,849

* Denotes party-in-interest.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 21, 2004	By:	/s/ James A. Eckel

Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification